SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549


                                                FORM 6-K


                                        Report of Foreign Issuer

                                  Pursuant to Rule 13a-16 or 15d-16 of
                                  the Securities Exchange Act of 1934

                                Information furnished as at May 17, 2000


                                   Intertek Testing Services Limited

                                              (Registrant)


                                             25 Savile Row
                                            London, W1X 1AA

                                                England
                                (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                                 Form 20-F|X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                      Yes                  No |X|

                            Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the three months to March 31, 2000

Intertek Testing Services Limited

Business description

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We currently employ over 8,500 people and operate 459 inspection offices and 228 testing laboratories worldwide. We are represented in 87 countries. We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities.

Caleb Brett is a joint leader in the market for the testing and inspection of petroleum products and chemicals. Caleb Brett's primary business is providing independent verification of the quantity and quality of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce.

ETL SEMKO tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment. In the United States and through a 49% investment in Europe, this division also certifies the quality of management systems to standards such as ISO 9000.

Labtest is one of the largest international providers of testing and inspection services for textiles, toys and other consumer products. Through a 50% investment in China and Taiwan, the division also certifies the quality of management systems to standards such as ISO 9000.

Foreign Trade Standards ("FTS") provides independent pre-shipment inspection services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. FTS also provides inspection and testing services to government standards organisations to ensure that imports on specified products meet safety and other national standards.

Discontinued operation

Despite extensive restructuring in 1999, the operating results from our minerals testing division, Bondar Clegg, continued to be unsatisfactory and this division was discontinued in Q1 00. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for L1.5 million. The operations in Eritrea, Guinea and Burkina Faso were closed during Q1 00 and the companies are being liquidated. The disposal of fixed assets and inventory in the African operations generated proceeds of approximately L0.1 million. The Bondar
Clegg head office in Vancouver was closed on March 28, 2000 and the employment of the personnel was terminated. The operating results for Bondar Clegg up to the date of cessation are reported as discontinued in our financial statements and prior periods have been reclassified to show a comparable historic trend. The costs of closing the operations and the loss on disposal of the Bondar Clegg businesses are reported as a non-operating exceptional item in our financial statements. The total loss was L12.1 million including L6.9 million of goodwill which was previously written off to reserves. The cash cost of terminating personnel and closing the operations was approximately L0.8 million.

Internet strategy

We believe that the growth of the Internet offers significant opportunities to grow our business. An increasing number of commodities and products are being traded via the Internet and on business-to-business ("B2B") and business-to-consumer ("B2C") sites. We provide testing, inspection and certification services for many of the commodities and products traded, ensuring that customers are able to buy products over the Internet reliably and with confidence. We are working actively with B2B and B2C sites and we are developing links to customers so that our communications with them are online. We are investing in information technology systems so that we can offer improved online services.

We are the world leader or one of the world leaders in the testing, inspection and certification of products and commodities such as textiles, toys, consumer goods, electrical goods and products, chemicals and petroleum products. There is increasing online trading in these products and commodities and our services are therefore in demand by online traders and online trading sites.

Results of operations

The table below shows both revenues by division and by geographic area as well as operating income before exceptional items by division for the three months to March 31, 1999 ("Q1 99") and the three months to March 31, 2000 ("Q1 00"). A detailed discussion of our results and financial condition is given in the operating and financial review.

                                                                                   Q1 99         Q1 00
                                                                                    Lm             Lm
Revenues by division

Caleb Brett                                                                           31.1          34.8
ETL SEMKO                                                                             21.9          23.1
Labtest                                                                               16.5          19.6
Foreign Trade Standards                                                               15.0          10.6
                                                                                ----------    ----------
Continuing operations                                                                 84.5          88.1
Discontinued operation                                                                 2.6           0.7
                                                                                ----------    ----------
Total                                                                                 87.1          88.8
                                                                                ==========    ==========

Revenues by geographic area

Americas                                                                              33.5          38.9
Europe, Africa and Middle East                                                        31.9          26.3
Asia and Far East                                                                     19.1          22.9
                                                                                ----------    ----------
Continuing operations                                                                 84.5          88.1
Discontinued operation                                                                 2.6           0.7
                                                                                ----------    ----------
Total                                                                                 87.1          88.8
                                                                                ==========    ==========

Operating income/(loss) before exceptional items

Caleb Brett                                                                            3.0           3.0
ETL SEMKO                                                                              2.8           3.6
Labtest                                                                                3.5           4.7
Foreign Trade Standards                                                                1.8           0.7
Central                                                                               (1.0)         (1.0)
                                                                               -----------    ----------
Continuing operations                                                                 10.1          11.0
Discontinued operation                                                                (0.7)         (0.7)
                                                                               -----------    ----------
Total                                                                                  9.4          10.3
                                                                               ===========    ==========

Impact of exchange rates

Our financial statements are reported in pounds sterling ("GBP" or "L").
We have 136 subsidiary companies, of which 123 report in currencies other than GBP. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is U.S. dollars. We translate the results of overseas operations into GBP at the cumulative average exchange rates for the period, therefore, our results can vary from period to period because of fluctuations in exchange rates which are unrelated to the underlying operational performance. The table below shows the growth rates of revenues and operating income for each division at actual exchange rates for the period and at comparable exchange rates. The comparable growth rate is the change of one period over the prior period where both periods are translated into GBP using the prior period's exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.

Growth at actual and comparable exchange rates


                                                          Q1 99        Q1 00         Actual  Comparable
                                                             Lm           Lm              %           %
                                                    -----------  ------------ ------------- -----------
Revenues

Caleb Brett                                                31.1         34.8           11.9        11.6
ETL SEMKO                                                  21.9         23.1            5.5         3.7
Labtest                                                    16.5         19.6           18.8        17.6
Foreign Trade Standards                                    15.0         10.6          (29.3)      (30.0)
                                                    -----------  -----------  ------------- -----------
Continuing operations                                      84.5         88.1            4.3         3.3
Discontinued operation                                      2.6          0.7          (73.1)      (76.9)
                                                    -----------  -----------  ------------- -----------
Total                                                      87.1         88.8            2.0         0.9
                                                    ===========  ===========  ============= ===========


Operating income/(loss) before exceptional items

Caleb Brett                                                 3.0          3.0              -        (3.3)
ETL SEMKO                                                   2.8          3.6           28.6        25.0
Labtest                                                     3.5          4.7           34.3        31.4
Foreign Trade Standards                                     1.8          0.7          (61.1)      (61.1)
Central                                                    (1.0)        (1.0)              -      (10.0)
                                                    -----------  -----------  ------------- -----------
Continuing operations                                      10.1         11.0            8.9         6.9
Discontinued operation                                     (0.7)        (0.7)             -       (28.6)
                                                    -----------  -----------  ------------- -----------
Total                                                       9.4         10.3            9.6         9.6
                                                    ===========  ===========  ============= ===========

The Actual growth rate is the percentage increase or decrease of one period over the prior period where each period is translated into GBP at the exchange rates applicable to each of those periods.

The Comparable growth rate is the percentage increase or decrease of one period over the prior period where both periods are translated into GBP at the exchange rates applicable to the earlier of the two periods.

Management's discussion and analysis of financial condition and results of operations for the three months to March 31, 2000 compared with three months to March 31, 1999

Operating and financial review

We set out below a discussion of our operating results and financial condition for the three months to March 31, 2000 compared to the three months to March 31, 1999, followed by a detailed review of the performance of each division. The tables below show growth rates of Q1 00 over Q1 99 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into GBP using the exchanges rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into GBP using the prior period's exchange rates.

Revenues

Our revenues are derived from our inspection, testing and certification services. Our main customer base is different in each division. We operate from 87 countries, and in Q1 00 generated 44% of revenues from the Americas (Q1 99:
40%), 30% from Europe, Africa and the Middle East (Q1 99: 38%) and 26% from Asia and the Far East (Q1 99: 22%). The geographic area represents the location of our companies, not necessarily the location of our customers. In Q1 00, 35% of revenues were generated by businesses in the U.S. (Q1 99: 32%), 15% in the U.K. (Q1 99: 18%) and 12% in Hong Kong (Q1 99: 11%). No other individual country accounted for more than 10% of revenues. Revenues by geographic area are summarised below:

                                                                       Q1 99         Q1 00       Growth/
                                                                                               (decline)
By geographic area                                                        Lm            Lm            Lm
                                                                ------------  ------------  ------------
Americas                                                                33.5          38.9           5.4
Europe, Africa and Middle East                                          31.9          26.3          (5.6)
Asia and Far East                                                       19.1          22.9           3.8
                                                                ------------  ------------  ------------
Total continuing operations                                             84.5          88.1           3.6
Actual growth                                                                                        4.3%
Comparable growth                                                                                    3.3%
                                                                ------------  ------------  ------------

Revenues from continuing operations grew 4.3% from Q1 99 to Q1 00. Revenues in Caleb Brett, ETL SEMKO and Labtest grew 11.5% from Q1 99 to Q1 00, whereas revenues in FTS declined 29.3% from Q1 99 to Q1 00. Revenues in the European region of ETL SEMKO were depressed in Q1 00 compared to Q1 99 due to the impact of a change in accounting following a reduction in our shareholding in March 1999 from 50% to 49% in the Quality Management business. These operations are reported as associates from April 1999 onwards and their revenues are excluded from our Q1 00 revenues. In Q1 99, these operations reported revenues of L2.3 million. Excluding the effect of this accounting change, growth in revenues from continuing operations was 7.2%.

Revenues in FTS declined in Q1 00 compared to Q1 99, largely due to our reduced share of the Nigerian pre-shipment inspection programme.

The growth in revenues was worldwide but particularly strong in Asia where revenues grew by 20% due to the continuing increase in demand for textile and toys testing and the expansion of electrical testing operations.

The decline in revenues in the Europe, Africa, Middle East region in Q1 00 over Q1 99 was due to the change of control of the European Quality Management businesses in ETL SEMKO and the reduction in revenues from Nigeria in FTS and Caleb Brett. In 1999, but after Q1 99, we made some acquisitions in ETL SEMKO costing a total of L4.3 million and opened some new laboratories in Labtest and ETL SEMKO all of which have contributed to revenues in Q1 00.

Operations in our Bondar Clegg division ceased in Q1 00 and its results to the date of cessation are reported as a discontinued operation. Its revenues are not included in the above figures.

Operating costs before exceptional items

                                                                       Q1 99         Q1 00        Growth
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Continuing operations                                                   74.4          77.1           2.7
Actual growth                                                                                        3.6%
Comparable growth                                                                                    2.9%
                                                                ------------  ------------  ------------

Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. The increase in operating costs is lower than the growth in revenues for Q1 00 compared to Q1 99. This is partly due to cost management and partly due to the faster than average growth of businesses with higher operating margins, especially textile testing.

Operating income before exceptional items

                                                                       Q1 99         Q1 00        Growth
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Continuing operations                                                   10.1          11.0           0.9
Actual growth                                                                                        8.9%
Comparable growth                                                                                    6.9%
Operating margin                                                        12.0%         12.5%
                                                                ------------  ------------  ------------

Operating income before exceptional items from continuing operations grew 8.9% from Q1 99 to Q1 00. Operating income in Caleb Brett, ETL SEMKO and Labtest grew by 21.5% from Q1 99 to Q1 00, while operating income in FTS declined 61.1% during the same period. Operating income in the European region of ETL SEMKO was lower in Q1 00 compared to Q1 99 due to the impact of a change in accounting following the disposal in March 1999, of our controlling interests in our Quality Management businesses. In Q1 00, we have only included our 49% share of their operating income compared to 100% in Q1 99. Our share of operating income in Q1 00 was L0.2 million compared to operating income before minority interests of L0.5 million in Q1 99. Excluding the effect of this accounting change, growth in total operating income from continuing businesses was 11.9%.

We attribute the growth in operating income in Q1 00 over Q1 99 principally to the continuing increase in volumes of textile testing in Asia, the impact of acquisitions in ETL SEMKO made in 1999 but after Q1 99 and new laboratories in ETL SEMKO which were opened after Q1 99.

Operating income in FTS declined in Q1 00 compared to Q1 99 due to the reduced Nigerian inspection programme.

Our operating margin has continued to improve due to our strategy of expanding high margin business such as textile testing and our continuing growth in regions with lower operating costs.

The discontinued Bondar Clegg division generated operating losses of L0.7 million in Q1 00 and in Q1 99. These losses are excluded from the above table.

Exceptional income/(costs)

Operating exceptional items                                            Q1 99         Q1 00       Growth/
                                                                                               (decline)
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Foreign Trade Standards
Provision against Nigerian invoices                                     (5.1)         (1.6)          3.5
Payments from Nigerian government                                        8.9             -          (8.9)
                                                                ------------  ------------  ------------
Sub total                                                                3.8          (1.6)         (5.4)
Restructuring costs                                                     (2.0)             -          2.0
                                                                ------------  ------------  ------------
                                                                         1.8          (1.6)         (3.4)
                                                                ------------  ------------  ------------
Caleb Brett
Provision against Nigerian invoices                                     (0.3)            -           0.3
Payments from Nigerian government                                        0.4             -          (0.4)
                                                                ------------  ------------  ------------
                                                                         0.1             -          (0.1)
                                                                ------------  ------------  ------------
Total continuing operations                                              1.9          (1.6)         (3.5)
                                                                ------------  ------------  ------------
Discontinued operation
Environmental EPA                                                          -          (1.0)         (1.0)
                                                                ------------  ------------  ------------
Total                                                                    1.9          (2.6)         (4.5)
                                                                ============  ============  ============


Operating exceptional items - continuing operations

In the past four years we have experienced delays in receiving payments from the Nigerian government for our work on the Nigerian pre-shipment inspection programmes. This unpaid debt had a material adverse effect on our working capital, due to continued delays of the Nigerian government in making payments. In 1997, we adopted a policy of making full provision against unpaid invoices. The provision for each period is charged to our profit and loss account as an exceptional cost and the associated debt is removed from working capital. When payments are received, they are credited as exceptional income in the period in which the cash is received. A summary of the provisions and payments for both FTS and Caleb Brett for Q1 99 and Q1 00 is given above.

In January 1999, we decided to collect inspection fees from exporters before any inspections were performed for the Nigerian government on the understanding that these advance payments would be returned to the exporters once we had been paid for those inspections by the Nigerian government. We collected L5.1 million from exporters in the period January to March 1999 and this amount is held in our balance sheet as advance payments. On March 31, 1999, the Nigerian government cancelled its pre-shipment inspection programmes. Revenues for the existing programmes then ceased and the Nigerian government's debt owed to us on the old programmes was capped.

At March 31, 2000, the Nigerian government's unpaid debt was L13.0 million under the old programme. The remaining debt covers invoices for the period October 1998 to March 1999. If exporter payments are deducted, the debt is L7.9 million. We have been advised that the new government in Nigeria has approved its budget for 2000 and we expect the debt to be settled this year.

On September 1, 1999, the new government in Nigeria re-introduced a pre-shipment inspection programme. We are participating in this new programme but in a much smaller capacity than the previous programmes. In Q1 00, the new programme generated revenues of L1.9 million in our FTS division. As of March 31, 2000, no payments had been received from the government in relation to this revenue, so in accordance with the policy described above, full provision has been made against these invoices. On May 5, 2000, L1.3 million was received from the Nigerian government for invoices through January 2000 and this will be credited to exceptional income in our Q2 00 financial statements.

Following the termination of the Nigerian inspection programmes in March 1999, we restructured the FTS division in Q1 99 at a cost of L2.0 million. Costs were mostly personnel redundancies and relocation costs.

The oil export-monitoring scheme performed by Caleb Brett was also cancelled by the Nigerian government on March 31, 1999 and we received payment for the remaining debt in Q4 99.

Operating exceptional items -discontinued operation


Although the Environmental division ceased operating in August 1998, the EPA investigation into the data manipulation problems at the Dallas laboratory is ongoing and we are continuing to incur legal and other costs. We have charged exceptional costs of L1.0 million in Q1 00 in connection with this investigation. We are pursuing possible rights of recovery against our former parent, Inchcape plc, and are seeking to recover costs from our professional indemnity insurance policy but we have not included a provision for any potential recovery in our financial statements.

Non-operating exceptional items

                                                                       Q1 99         Q1 00    (Decline)/
                                                                                                  growth
                                                                          Lm            Lm            Lm
                                                              -------------- -------------- --------------
ETL SEMKO
Proceeds from disposal                                                   3.3             -          (3.3)
Less attributable goodwill                                              (1.1)            -           1.1
                                                                ------------  ------------  ------------
Total                                                                    2.2             -          (2.2)
                                                                ------------  ------------  ------------
Caleb Brett
Proceeds from disposal                                                     -           0.2           0.2
Less attributable goodwill                                                 -          (0.5)         (0.5)
                                                                ------------  ------------  ------------
Total                                                                      -          (0.3)         (0.3)
                                                                ============  ============  ============
Foreign Trade Standards
Proceeds from disposal                                                     -           1.0           1.0
Less net assets                                                            -          (1.0)         (1.0)
Less attributable goodwill                                                 -          (2.6)         (2.6)
                                                                ------------  ------------  ------------
Total                                                                      -          (2.6)         (2.6)
                                                                ============  ============  ============
Total continuing businesses                                              2.2          (2.9)         (5.1)
Bondar Clegg
Proceeds from disposals                                                    -           1.6           1.6
Less net assets                                                            -          (6.0)         (6.0)
Less closure costs                                                         -          (0.8)         (0.8)
Less attributable goodwill                                                 -          (6.9)         (6.9)
                                                                ------------  ------------  ------------
Total discontinued operations                                              -         (12.1)        (12.1)
                                                                ------------  ------------  ------------
Total non-operating exceptional items                                    2.2         (15.0)        (17.2)
                                                                ============  ============  ============


In Q1 99, we sold a non-core business in the ETL SEMKO division in the U.S. for net consideration of L3.3 million. After deducting goodwill of L1.1 million, this disposal generated exceptional income of L2.2 million. We used the sale proceeds from this disposal to prepay our Senior Term loans.

In Q1 00, we sold a loss adjusting business in Caleb Brett Chile for L0.2 million. After deducting goodwill of L0.5 million, this disposal generated an exceptional loss of L0.3 million.

In Q1 00, we sold the technical services business of FTS in the U.S. for its net asset value of L1.0 million. After deducting goodwill of L2.6 million, this disposal generated an exceptional loss of L2.6 million.

Our Bondar Clegg division ceased operating in Q1 00. The businesses in North and South America, Ghana and Mali were sold for L1.5 million and we received
L0.1 million for the sale of assets in Africa. We incurred termination and closure costs of L0.8 million. The disposals and closure of Bondar Clegg generated a loss of L5.2 million, which, after deducting goodwill of L6.9 million increased to L12.1 million.

Net interest expense

                                                                       Q1 99         Q1 00        Growth
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Continuing operations                                                    8.1           8.1             -
                                                                ------------  ------------  ------------


Net interest expense remained level in Q1 00 compared to Q1 99. This was due to lower interest expense on the Senior Term A loan, due to capital repayments during 1999 and the partial repayment of the Senior Revolver offset by the accumulation of capitalised interest on the Parent Subordinated PIK. A detailed breakdown of the interest figures is given in note 5 to our financial statements.

Income taxes

                                                                       Q1 99         Q1 00        Growth
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Income tax charge                                                        0.9           1.8           0.9
% of income before exceptional items                                      72%           82%
                                                                ------------  ------------  ------------

A tax charge of L1.8 million was made against income in Q1 00 compared to a charge of L0.9 million in Q1 99. The tax charge represents the liability expected to arise on the income for the period before exceptional items and reflects our inability to obtain full relief for our interest charges. Exceptional items have been tax effected, as appropriate.

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for Q1 00 compared to Q1 99. The operating income by division given below is before exceptional items.

Caleb Brett

Operating results

                                                                       Q1 99         Q1 00       Growth/
                                                                                               (decline)
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Revenues                                                              31.1           34.8            3.7
Actual growth                                                                                       11.9%
Comparable growth                                                                                   11.6%
Operating income                                                       3.0            3.0              -
Actual growth                                                                                          -
Comparable decline                                                                                  (3.3)%
Operating margin                                                      9.6%           8.6%
                                                                ------------  ------------  ------------

Activity in Caleb Brett is affected by trading volumes of crude oil and petroleum products. When oil companies increase their inventory levels, the volume of inspection and testing activity rises but the reverse is true when inventory levels are static or decrease. The crude oil and petroleum product stock levels were run down significantly during Q1 00, partly because the price of crude oil was high and partly because stocks were built up at December 31, 1999 due to fears of disruption which may have been caused by the Year 2000 issue. The oil companies started rebuilding stock levels toward the end of March 2000 and we expect this to continue through Q2 00.

Revenues in Asia increased 33.7% in Q1 00 over Q1 99 largely as a result of a recovery from the Asian crisis and new testing business in Australia. Revenues in the Europe, Africa, Middle East region were slightly lower in Q1 00 compared to Q1 99 due to the cancellation of the oil export-monitoring scheme with the Nigerian government on March 31, 1999. Revenues associated with this scheme were approximately L0.5 million in Q1 99. Revenues in the Americas increased in Q1 00 over Q1 99 due to increased volumes of inspection related testing and free standing testing.

Caleb Brett won an outsourcing contract with BP Amoco in the U.K. in Q1 00 which we anticipate will generate annual revenues of about L2.0 million. Our
Canadian operations have also secured a five-year contract in Vancouver for the sampling and analysis of coal. This new contract is expected to earn revenues of about L1.0 million in the first year.

In Q1 00, Caleb Brett Americas sold its loss adjusting business in Chile for L0.2 million. This was a non-core activity with insufficient growth potential.

Operating income remained flat in Q1 00 compared to Q1 99 and the operating margin fell, principally due to the loss of income from the oil export-monitoring scheme in Nigeria and the lower than expected level of inspection and testing.

ETL SEMKO

Operating results
                                                                       Q1 99         Q1 00        Growth
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Revenues                                                                21.9          23.1           1.2
Actual growth                                                                                        5.5%
Comparable growth                                                                                    3.7%

Operating income                                                         2.8           3.6           0.8
Actual growth                                                                                       28.6%
Comparable growth                                                                                   25.0%
Operating margin                                                        12.8%         15.6%
                                                                ------------  ------------  ------------


Revenues and operating income increased in all regions, except Europe in Q1 00 compared to Q1 99. The decrease in revenues and operating income in Europe in Q1 00 compared to Q1 99 is caused by the change in accounting treatment resulting from the change of control of our Quality Management businesses in Sweden and Germany. In April 1999, we sold our controlling interests in our Quality Management businesses (primarily ISO 9000 testing) to a company in Germany in which we have a 49% share. In Q1 00, revenues from these businesses are excluded from our group revenues whereas in Q1 99 revenues of L2.3 million were included. Our share of operating income in Q1 00 was L0.2 million compared to operating income before minority interests of L0.5 million in Q1 99.

The strong U.S. economy fuelled an increase in the market for testing telecommunications equipment in the U.S. and a high level of household appliance testing contributed to the increase in Asia.

Acquisitions and new operations commencing after Q1 99 added approximately L2.0 million to revenues and L0.5 million to operating income in Q1
00. In Q1 00, ETL SEMKO made two small acquisitions in the U.K. and Italy for consideration of L0.1 million each.

We attribute the improvement in operating margin from 12.8% in Q1 99 to 15.6% in Q1 00 to higher efficiency in the U.S. and to our strategy of concentrating our business on sectors with higher margins.

Labtest

Operating results
                                                                       Q1 99         Q1 00        Growth
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Revenues                                                                16.5          19.6           3.1
Actual growth                                                                                       18.8%
Comparable growth                                                                                   17.6%
Operating income                                                         3.5           4.7           1.2
Actual growth                                                                                       34.3%
Comparable growth                                                                                   31.4%
Operating margin                                                        21.2%         24.0%
                                                                ------------  ------------  ------------

The growth in revenues in Labtest is driven by our business in Asia and to a lesser extent in Europe. We attribute this growth to a number of factors, including the continually increasing sourcing of consumer goods from Asia and developing countries, the faster and more frequent introduction of new products and a wider range of products.

About 42% of Labtest revenues are derived from textiles testing which has grown over 31% in Q1 00 compared to Q1 99, and operating income has grown over 53% in the same period. We attribute the growth in textiles testing to the trend to source more styles and colour choices to consumers and the increase in the quality consciousness of buyers.

New laboratories opened after Q1 99 contributed approximately L0.5 million to revenues in Q1 00 but did not have a significant major impact on operating income, due to start up costs.

Code of Conduct work is a new sector of inspection in Labtest which commenced after Q1 99. It contributed a small amount to revenues and operating income in Q1 00 but we anticpate this to be a growth sector. This work has resulted from consumers and pressure groups being increasingly concerned about the social and safety conditions to which workers in developed and developing countries are subjected. Code of Conduct audit work includes factory inspections, document review and employee interviews.

Foreign Trade Standards

Operating results
                                                                       Q1 99         Q1 00       Decline
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Revenues                                                                15.0          10.6          (4.4)
Actual decline                                                                                     (29.3)%
Comparable decline                                                                                 (30.0)%

Operating income                                                         1.8           0.7          (1.1)
Actual decline                                                                                     (61.1)%
Comparable decline                                                                                 (61.1)%
Operating margin                                                        12.0%          6.6%
                                                                ------------  ------------  ------------

The figures shown above are before exceptional charges and income.

The decrease in revenues in Q1 00 over Q1 99 was primarily due to our reduced participation in the Nigerian pre-shipment inspection programme. The old programme ceased on March 31, 1999 and a new programme started in September 1999. Revenues from Nigeria were L4.0 million lower in Q1 00 compared to Q1 99. Revenues in Q1 00 were further reduced by the disposal of the technical services operation in the U.S. in February 2000.

In June 1999, we began a new inspection programme in Argentina which generated revenues of L0.9 million in Q1 00. In September 1999, we gained a new contract in the former Soviet Republic of Georgia which generated revenues of L0.6 million in Q1 00. The inspection programme in Ghana which was expected to end in December 1999 has been extended until June 2000.

The reduction in operating income in Q1 00 compared to Q1 99 was largely due to the lower level of pre-shipment inspections in Nigeria.

In March 2000, we acquired the remaining 51% of a company in Bangladesh in which we already owned 49% for consideration of L0.2 million. Also in March
2000, we were awarded a zone of the Bangladesh pre-shipment inspection programme which covers imports from Europe and China.

Following the cessation of the old Nigerian pre-shipment programmes, we restructured the FTS division at a cost of L2.0 million in Q1 99. We have reported these costs as exceptional operating costs in our financial statements and they are excluded from operating income in the above table.

Central costs

Operating results                                                      Q1 99         Q1 00       Decline
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Operating costs                                                         (1.0)         (1.0)            -
Actual growth                                                                                          -
Comparable decline                                                                                 (10.0)%
                                                                ------------  ------------  ------------

Central costs comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Principally these costs comprise salaries, property rental, travel and legal and professional fees.

Discontinued operation

Bondar Clegg

Operating results                                                      Q1 99         Q1 00       Decline
                                                                          Lm            Lm            Lm
                                                                ------------  ------------  ------------
Revenues                                                                 2.6           0.7          (1.9)
Actual decline                                                                                     (73.1)%
Comparable decline                                                                                 (76.9)%

Operating loss                                                          (0.7)         (0.7)            -
                                                                ------------  ------------  ------------


Despite extensive restructuring in 1999, we were unable to operate this division at a satisfactory operating margin and therefore it has been discontinued. All operations were sold or closed by March 31, 2000. The operating loss in Q1 00 to the date of cessation was L0.7 million.

Effects of U.S. GAAP adjustments on operating income

Our financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in note 12 of the financial statements.

Financial condition and liquidity

At March 31, 2000 we had cash of L15.6 million compared to L20.2 million at December 31, 1999.

Our operating activities generated net cash inflow of L8.0 million in Q1
00 compared to L13.9 million in Q1 99. The decrease of L5.9 million is due to no cash being received from Nigeria in Q1 00 compared to L9.3 million in Q1 99 offset by a lower provision against unpaid Nigerian invoices in Q1 00 compared to Q1 99. Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements.

We spent L3.2 million on tangible fixed assets in Q1 00 compared to L2.1 million in Q1 99. This is mostly expenditure on laboratory and I.T. equipment.

We spent L0.4 million on acquisitions in Q1 00 compared to L3.6 million in Q1 99. In Q1 00, we received L0.3 million for the disposal of Bondar Clegg with a further L0.7 million due in Q2 00 and L0.6 million due in 2001 and 2002. We also received L1.0 million in Q1 00 for the disposal of the technical services division of FTS. In Q1 99, we received L3.3 million for the disposal of our Compliance Engineering magazine business.

At March 31, 2000, our total borrowings were L304.6 million less unamortised debt issuance costs of L9.5 million. The following table gives a detailed breakdown:

Borrowings                                                      December  31,   March  31,
                                                                        1999          2000
                                                                          Lm            Lm
                                                                ------------  ------------
Senior Subordinated Notes                                              126.1         127.7
Senior Term Loan A                                                      61.6          61.5
Senior Term Loan B                                                      34.9          34.9
Senior Revolving Credit Facility                                        10.4           6.5
Parent Subordinated PIK Debentures                                      70.1          73.3
Other borrowings                                                         0.6           0.7
                                                                ------------  ------------
Total borrowings                                                       303.7         304.6
Debt issuance costs                                                    (10.0)         (9.5)
                                                                ------------  ------------
Net borrowings                                                         293.7         295.1
                                                                ============  ============

Apart from a small amount of the Revolving Credit Facility, our borrowings are denominated in currencies other than GBP, which are affected by exchange rate fluctuations. There were no scheduled repayments of the Senior Subordinated Notes, Senior Term A or Senior Term B Loans in Q1 00. We repaid L3.9 million on the Senior Revolver in Q1 00, but made further drawings of L9.7 million in April 2000. See subsequent events note.

Additional Parent Subordinated PIK Debentures totalling L2.3 million were issued in lieu of cash on February 1, 2000 for interest due on the Parent Subordinated PIK Debentures for the period November 2, 1999 to February 1, 2000.

In Q1 00, we paid interest and finance charges of L2.0 million (Q1 99:
L0.4 million) on our borrowings. The increase is due to interest being paid quarterly on our Term A and Term B loans from Q1 00 onwards. Previously interest on these loans was paid in June and December. These figures exclude interest relating to the Parent Subordinated PIK Debentures which was funded by further issues of such securities.

We paid dividends of L0.7 million to minority shareholders in Q1 00 compared to L0.6 million in Q1 99.

At March 31, 2000 we were owed L15.3 million by the Nigerian government.
Of this total, L13.0 million relates to inspection work carried out in the period October 1998 to March 1999 under pre-shipment inspection programmes which are no longer operating. We are holding payments from exporters of L5.1 million as advance payments against this debt. The balance of the debt of L2.3 million relates to inspection work carried out under the new programmes which commenced in September 1999. On May 5, 2000, we received
L1.3 million from the Nigerian government for invoices through January
2000 on the new inspection programme.

These debts are 100% provided against in our financial statements, however their non-payment reduces our operating cash flow and we have used our revolving credit facility to fund working capital. We are constantly lobbying the Nigerian government for payment and our latest information is that the payments relating to the old debt will be received this year.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from other sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA"). Details of each investigation are given below:
Caleb Brett USA, Inc.

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA.

Caleb Brett promptly reported its findings to the EPA and requested inclusion in the EPA's Voluntary Disclosure Program. This matter was referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway.

In September 1999, the Department of Justice announced that three laboratory supervisors pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline. The Department of Justice also announced that Caleb Brett is not presently considered a target of this ongoing investigation.

As part of the co-operation with the EPA, Caleb Brett appointed a Compliance Director and introduced more stringent compliance protocols which have been presented to the EPA. These compliance procedures are now fully implemented.

It is not yet possible to estimate the cost of any civil or criminal penalties arising from this matter. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on the financial position, results of operations or future cash flows of our business. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed.

Intertek Testing Services Environmental Laboratories, Inc.

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. ("ITS Environmental") discovered certain discrepancies in reported testing results at its facility in Richardson, near Dallas, Texas ("Dallas"). A further investigation by the Quality Assurance/Quality Control department of ITS Environmental revealed that technicians at the Dallas facility had at various times manually integrated data and improperly calibrated test equipment in a way that may have skewed the accuracy of the test results that have been reported, but not necessarily the basic data recorded in the testing equipment.

ITS Environmental promptly reported these discrepancies to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Dallas. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

Since commercial operations discontinued in August 1998, the facility has been used to reprocess the original data. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work.

ITS Environmental continues to co-operate fully with the government investigation. To date, no action has been brought against ITS Environmental by the EPA. In December 1999, two lawsuits were filed by former customers of ITS
Environmental: -

On December 9, 1999, a complaint was filed in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis.

On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud.

All three cases are in the preliminary stages and we are unable to predict the outcome of these actions. We are unable to estimate the cost of any civil or criminal penalties arising from this investigation. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. Our group professional indemnity insurance policy may respond at least to legal costs, civil damages and third party claims. With our broker, we are seeking acceptance of the loss by the insurer. We have made an initial claim for L1.5 million for legal costs.

Information Technology

Each of our divisions is responsible for the information technology needed to serve its clients, including laboratory information management systems, inspection reporting systems, and order processing and ledger accounting systems. Other systems requiring global co-ordination, such as accounting consolidation and e-mail, are managed through our head office.

To date, we have not experienced any material Year 2000 issues and we are not aware of any material Year 2000 issues experienced by our major suppliers and customers. We estimate that we spent about L2.0 million in 1999 on remedial and replacement work for both IT systems and non-IT systems. This figure includes expenditure on projects where the replacement of a non-compliant system had been accelerated but excludes operating costs associated with time spent by employees in the evaluation and implementation process and Year 2000 compliance matters generally.

Euro

On January 1, 1999, eleven of the European Union member states, including seven countries in which we operate, established fixed conversion rates between their existing currencies and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three-year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999, the Euro is traded on currency exchanges and is available for non-cash transactions during the three-year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. A number of our operating units in France and Portugal have converted their systems and began reporting in Euros during Q1 00. We anticipate that the remaining operating units will convert their local records to the Euro during the three-year transition period.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

Subsequent events

On April 6, 2000, we drew down L3.0 million on the Senior Revolver to finance working capital. On April 28, 2000 we drew down a further L6.7 million on the Senior Revolver to pay the High Yield Bond interest which was due on May 1, 2000.

On May 5, 2000, we received L1.3 million from the Nigerian government for invoices through January 2000 on the new inspection programme which began on September 1, 1999.

On May 11, 2000, we concluded the sale of our Bondar Clegg companies in Ghana and Mali to Scientific Services Limited for net proceeds of L1.0 million. Proceeds of L0.4 million were received in April 2000, L0.3 million is due in Q2 00 and L0.3 million is deferred until May 2001. The effective date of sale was March 31, 2000.

Intertek Testing Services Limited
Consolidated Statements of Operations

                                                                                                           (Unaudited)
                                                                                               ------------------------------------
                                                                                                Three months to     Three months to
                                                                                      Notes      March 31, 1999      March 31, 2000
                                                                                                           L000                L000
Revenues                                                                                  3
 Continuing operations                                                                                   84,523              88,136
 Discontinued operations                                                                                  2,568                 676
                                                                                               ----------------    ----------------
Group revenues                                                                                           87,091              88,812
Operating costs                                                                                         (75,873)            (81,308)
                                                                                               ----------------    ----------------
Group operating income                                                                                   11,218               7,504
Share of operating profit in associates                                                                      11                 197
                                                                                               ----------------    ----------------
Total operating income                                                                                   11,229               7,701
 ----------------------------------------------------------------------------------------------------------------------------------
Operating income/(loss) before exceptional items                                          3
 Continuing operations                                                                                   10,076              10,957
 Discontinued operations                                                                                   (717)               (661)
                                                                                               ----------------    ----------------
                                                                                                          9,359              10,296
Exceptional items credited/(charged) to operating income                                  4
 Continuing operations                                                                                    1,870              (1,595)
 Discontinued operations                                                                                    ---              (1,000)
                                                                                               ----------------    ----------------
Total operating income                                                                                   11,229               7,701
                                                                                               ----------------    ----------------
Operating income/(loss) after exceptional items
 Continuing operations                                                                                   11,946               9,362
 Discontinued operations                                                                                   (717)             (1,661)
                                                                                               ----------------    ----------------
Total operating income                                                                                   11,229               7,701
 ----------------------------------------------------------------------------------------------------------------------------------
Non-operating exceptional items                                                           4
 Continuing operations                                                                                    2,244              (2,959)
 Discontinued operations                                                                                    ---             (12,109)
                                                                                               ----------------    ----------------
Total non-operating exceptional items                                                                     2,244             (15,068)
                                                                                               ----------------    ----------------
Income/(loss) on ordinary activities before net interest                                                 13,473              (7,367)
Net interest expense                                                                      5              (8,069)             (8,112)
                                                                                               ----------------    ----------------
Income/(loss) before taxation                                                                             5,404             (15,479)
Taxation                                                                                  6                (933)             (1,791)
                                                                                               ----------------    ----------------
Income/(loss) after taxation                                                                              4,471             (17,270)
Minority interests                                                                                         (762)               (614)
                                                                                               ----------------    ----------------
Net income/(loss) for the group and its share of associates                                               3,709             (17,884)
                                                                                               ================    ================


The accompanying notes on pages F - 5 to F - 28 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Balance Sheets


                                                                                                           (Unaudited)
                                                                                               ------------------------------------
                                                                                                   December 31,
                                                                                      Notes                1999      March 31, 2000
                                                                                                           L000                L000
ASSETS
Current assets
Cash                                                                                     11              20,150              15,625
Trade receivables                                                                                        70,103              69,024
Inventories                                                                                               2,614               1,564
Other current assets                                                                                     15,631              18,118
                                                                                               ----------------    ----------------
Total current assets                                                                                    108,498             104,331
Goodwill                                                                                                 15,814              15,474
Property, plant and equipment, net                                                                       53,746              52,111
Investments                                                                                                 503                 920
                                                                                               ----------------    ----------------
Total assets                                                                                            178,561             172,836
                                                                                               ================    ================
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)                            7              15,429              11,688
Accounts payable, accrued liabilities and deferred income                                                69,477              72,632
Income taxes payable                                                                                      5,368               5,341
                                                                                               ----------------    ----------------
Total current liabilities                                                                                90,274              89,661
Long term borrowings                                                                      7             278,236             283,440
Provisions for liabilities and charges                                                                    6,789               7,408
Minority interests                                                                                        5,721               5,629
Shareholders' deficit
Ordinary shares                                                                                             808                 808
Redeemable preference shares                                                                            105,478             105,478
Shares to be issued                                                                                       2,793               2,793
Premium in excess of par value                                                                            3,635               3,635
Accumulated deficit                                                                                    (315,173)           (326,016)
                                                                                               ----------------    ----------------
Total shareholders' deficit                                                                            (202,459)           (213,302)
                                                                                               ----------------    ----------------
Total liabilities and shareholders' deficit                                                             178,561             172,836
                                                                                               ================    ================




The accompanying notes on pages F - 5 to F - 28 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Cash Flows


                                                                                                             (Unaudited)
                                                                                                   --------------------------------
                                                                                                     Three months      Three months
                                                                                                     to March 31,      to March 31,
                                                                                          Notes              1999              2000
                                                                                                             L000              L000
Total operating cash inflow                                                                   9            13,872             8,030
Returns on investments and servicing of finance                                              10              (993)           (2,751)
Taxation                                                                                                   (1,037)           (2,249)
Capital expenditure and financial investment                                                 10            (2,017)           (3,070)
Acquisitions and disposals                                                                   10              (307)              509
                                                                                                   --------------    --------------
Cash inflow before financing                                                                                9,518               469
Financing                                                                                    10            (3,360)           (4,302)
                                                                                                   --------------    --------------
Increase/(decrease) in cash in the period                                                                   6,158            (3,833)
                                                                                                   --------------    --------------
Reconciliation of net cash flow to movement in net debt                                      11
Increase/(decrease) in cash in the period                                                                   6,158            (3,833)
Cash inflow from increase in debt                                                                           3,401             4,302
                                                                                                   --------------    --------------
Change in net debt resulting from cash flows                                                                9,559               469
Debt issued in lieu of interest payment                                                                    (1,960)           (2,251)
Acquisitions and disposals                                                                                    ---              (728)
Other non-cash movements                                                                                     (478)             (506)
Exchange adjustments                                                                                       (7,332)           (2,972)
                                                                                                   --------------    --------------
Movement in net debt in the period                                                                           (211)           (5,988)
Net debt at the start of the period                                                                      (279,001)         (273,515)
                                                                                                   --------------    --------------
Net debt at the end of the period                                                                        (279,212)        (279,503)
                                                                                                   ==============    ==============



The accompanying notes on pages F-5 to F-28 are an integral part of these financial statements.

Intertek Testing Services Limited

Consolidated Statements of Total Recognised Gains and Losses


                                                          (Unaudited)
                                                --------------------------------
                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Net income/(loss) from subsidiaries                      3,702           (18,045)
Net income from associates                                   7               161
                                                --------------    --------------
                                                         3,709           (17,884)
Exchange adjustments                                    (6,220)           (3,001)
                                                --------------    --------------
Total recognised gains and losses                       (2,511)         (20,885)
                                                ==============    ==============



There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.


Consolidated Statements of Changes in Shareholders' Deficit


                                                                         (Unaudited)
                             ----------------------------------------------------------------------------------------------------
                                                  Redeemable                         Premium in
                                   Ordinary       preference      Shares to be    excess of par      Accumulated
                                     shares           shares            issued            value          deficit            Total
                                       L000             L000              L000             L000             L000             L000
Balance at January 1, 1999              336           86,657             2,793            3,018         (314,212)        (221,408)
Net income                              ---              ---               ---              ---            3,709            3,709
Exchange adjustments                    ---              ---               ---              ---           (6,220)          (6,220)
                             --------------   --------------    --------------   --------------   --------------   --------------
Balance at March 31, 1999               336           86,657             2,793            3,018         (316,723)        (223,919)
                             ==============   ==============    ==============   ==============   ==============   ==============
Balance at January 1, 2000              808          105,478             2,793            3,635         (315,173)        (202,459)
Net loss                                ---              ---               ---              ---          (17,884)         (17,884)
Goodwill adjustments                    ---              ---               ---              ---           10,042           10,042
Exchange adjustments                    ---              ---               ---              ---           (3,001)          (3,001)
                             --------------   --------------    --------------   --------------   --------------   --------------
Balance at March 31, 2000               808          105,478             2,793            3,635         (326,016)        (213,302)
                             ==============   ==============    ==============   ==============   ==============   ==============



Included in accumulated deficit is L270.2 million relating to goodwill (at March 31, 1999: L276.2 million). This comprises goodwill of L268.8 written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (at March 31, 1999: L275.6 million) and L1.4 million amortised goodwill in relation to acquisitions from January 1, 1998 (at March 31, 1999: L0.6 million).

The accompanying notes on pages F-5 to F-28 are an integral part of these financial statements.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

1.  Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries at March 31, 2000 and for the three months to March 31, 2000 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP") -- see note 12.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 1999.


2.  Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.


Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes.

The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company includes interests in associates at their respective shares of the net tangible assets.


Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.


Foreign currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders' equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity/(deficit). All other exchange differences are dealt with in operations.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:


Freehold buildings and long leasehold land and buildings                      2%
Short leasehold land and buildings                                 term of lease
Plant, machinery and equipment                                      10% -- 33.3%




Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight-line basis over the periods of the leases.


Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.


Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.


Taxation

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.


Pension benefits

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.


Goodwill and other intangible assets

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line bases over its estimated useful life, which is up to 20 years. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.


Derivative financial instruments

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Derivative financial instruments (continued)

considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An Interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.


3.  Segment information

ITS comprises four divisions which are organised as follows: (1) Caleb Brett, which tests and inspects crude oil, petroleum products and chemicals and agricultural produce; (2) ETL SEMKO, which tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment; (3) Labtest, which tests and inspects textiles, toys and other consumer products and (4) Foreign Trade Standards, which provides independent pre-shipment inspection services to governments. The Bondar Clegg businesses, which tested minerals, were sold or closed by March 31, 2000 and this division is disclosed as a discontinued operation. Prior period results have been reclassified to reflect this presentation. The accounting policies of the divisions are the same as those described in the summary of accounting policies.


                                            Three months to      Three months to
                                             March 31, 1999       March 31, 2000
                                                       L000                 L000
Revenues
Caleb Brett                                          31,125               34,833
ETL SEMKO                                            21,911               23,079
Labtest                                              16,484               19,611
Foreign Trade Standards                              15,003               10,613
                                          -----------------    -----------------
Total continuing operations                          84,523               88,136
Discontinued operation                                2,568                  676
                                          -----------------    -----------------
Total                                                87,091               88,812
                                          =================    =================


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Segment information (continued)


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Operating income/(loss) before exceptional
items

Caleb Brett                                              3,013             2,981
ETL SEMKO                                                2,835             3,562
Labtest                                                  3,520             4,680
Foreign Trade Standards                                  1,800               739
Central                                                 (1,092)           (1,005)
                                                --------------    --------------
Total continuing operations                             10,076            10,957
Discontinued operation                                    (717)             (661)
                                                --------------    --------------
Total                                                    9,359            10,296
                                                ==============    ==============
Operating exceptional items by division
Foreign Trade Standards                                  1,793            (1,595)
Caleb Brett                                                 77               ---
                                                --------------    --------------
Total continuing operations                              1,870            (1,595)
Discontinued operation -- Environmental                    ---            (1,000)
                                                --------------    --------------
Total                                                    1,870            (2,595)
                                                ==============    ==============
Non-operating exceptional items
ETL SEMKO                                                2,244               ---
Caleb Brett                                                ---              (335)
Foreign Trade Standards                                    ---            (2,624)
                                                --------------    --------------
Total continuing operations                              2,244            (2,959)
Discontinued operation -- Bondar Clegg                     ---           (12,109)
                                                --------------    --------------
Total                                                    2,244           (15,068)
                                                ==============    ==============
Revenues by geographic origin
Americas                                                33,539            38,938
Europe, Africa and Middle East                          31,873            26,275
Asia and Far East                                       19,111            22,923
                                                --------------    --------------
Total continuing operations                             84,523            88,136
Discontinued operation                                   2,568               676
                                                --------------    --------------
Total                                                   87,091            88,812
                                                ==============    ==============
Revenues from significant countries of
origin
United States                                           28,209            30,769
United Kingdom                                          15,349            13,142
Hong Kong                                                9,318            10,792
Others (each under 10% of total)                        31,647            33,433
                                                --------------    --------------
Total continuing operations                             84,523            88,136
Discontinued operation                                   2,568               676
                                                --------------    --------------
Total                                                   87,091            88,812
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Segment information (continued)


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Operating income/(loss) before exceptional
items
Americas                                                 2,549             2,603
Europe, Africa and Middle East                           2,513             2,291
Asia and Far East                                        5,014             6,063
                                                --------------    --------------
Total continuing operations                             10,076            10,957
Discontinued operation                                    (717)             (661)
                                                --------------    --------------
Total                                                    9,359            10,296
                                                ==============    ==============
Operating income/(loss) before exceptional
items from significant countries
United States                                            1,881             2,449
Hong Kong                                                2,216             2,741
Others (each under 10% of total)                         5,979             5,767
                                                --------------    --------------
Total continuing operations                             10,076            10,957
Discontinued operation                                    (717)             (661)
                                                --------------    --------------
Total                                                    9,359            10,296
                                                ==============    ==============
Revenues by geographic area of destination
Americas                                                34,337            38,029
Europe, Africa and Middle East                          30,806            26,832
Asia and Far East                                       19,380            23,275
                                                --------------    --------------
Total continuing operations                             84,523            88,136
Discontinued operation                                   2,568               676
                                                --------------    --------------
Total                                                   87,091            88,812
                                                ==============    ==============
Revenues from significant destinations
United States                                           27,200            29,862
Hong Kong                                                9,149            10,081
United Kingdom                                           8,286             5,657
Others (each under 10% of total)                        39,888            42,536
                                                --------------    --------------
Total continuing operations                             84,523            88,136
Discontinued operation                                   2,568               676
                                                --------------    --------------
Total                                                   87,091            88,812
                                                ==============    ==============



Unallocated costs

Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

4.  Exceptional items


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Exceptional credits/(charges) to operating
income:
Continuing operations:
Foreign Trade Standards
 Nigeria                                                 3,793            (1,595)
 Restructuring                                          (2,000)              ---
                                                --------------    --------------
                                                         1,793            (1,595)
Caleb Brett -- Nigeria                                      77               ---
                                                --------------    --------------
Total continuing operations                              1,870            (1,595)
Discontinued operation -- Environmental                    ---            (1,000)
                                                --------------    --------------
Total operating exceptional items                        1,870            (2,595)
                                                ==============    ==============
Non-operating exceptional items:
ETL SEMKO -- gain on disposal                            2,244               ---
Caleb Brett -- loss on disposal                            ---              (335)
Foreign Trade Standards -- loss on disposal                ---            (2,624)
                                                --------------    --------------
Total continuing operations                              2,244            (2,959)
Discontinued operation -- Bondar Clegg loss
on disposal and closure                                    ---           (12,109)
                                                --------------    --------------
Total non-operating exceptional items                    2,244          (15,068)
                                                ==============    ==============



Due to the irregular nature of payments received from the Nigerian government for inspection work carried out by FTS and Caleb Brett, in 1997, ITS introduced a policy of making full provision against invoices issued to this client and only reversing the provision when cash is received. The tax effect of the exceptional charge to income is nil (period from January 1 to March 31, 1999:
nil).

The exceptional charge to operating income of L2.0 million in respect of FTS resulted from the restructuring of this division following the termination of the old inspection programmes in Nigeria. The tax effect of this exceptional charge to income was L0.1 million.

The exceptional charge to operating income of L1.0 million for the discontinued Environmental division relates primarily to legal costs for the ongoing investigation by the Environmental Protection Agency. The tax effect of this exceptional charge is nil.

In January 2000, the loss adjusting business in Caleb Brett Chile was sold for proceeds of L0.2 million. This sale resulted in a loss on disposal of L0.3 million after deducting attributable goodwill of L0.5 million which was previously charged to reserves. The tax effect of this exceptional charge is nil.

In February 2000, FTS sold its technical services business in the U.S. for its net book value of L1.0 million. After deducting attributable goodwill of L2.6 million which was previously charged to reserves, the exceptional charge on this disposal was L2.6 million. The tax effect of this exceptional charge is nil.

The non-operating exceptional credit of L2.2 million resulted from the disposal of a non-core activity in the U.S. in the ETL SEMKO division. This credit was after deducting attributable goodwill of L1.1 million which was previously charged to reserves, from the disposal proceeds of L3.3 million. The tax effect of this exceptional credit was nil.

Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

The non-operating exceptional charge of L12.1 million relates to the discontinuance of the Bondar Clegg division. The Bondar Clegg businesses in North and South America, Ghana and Mali were sold for L1.6 million and the businesses in Guinea, Eritrea and Burkina Faso were closed. The cash cost of terminating personnel and closing the operations was approximately L0.8 million. The net loss of L12.1 million is after charging attributable goodwill of L6.9 million which was previously written off to reserves. The tax effect of this exceptional charge is nil.


5.  Net interest expense


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Interest expense and other charges

Senior Subordinated Notes                                3,147             3,252
Parent Subordinated PIK Debentures                       1,931             2,272
Senior Term Loan A                                       1,427             1,190
Senior Term Loan B                                         747               725
Senior Revolver                                            281               156
Other borrowings                                           186               148
Amortisation of debt issuance costs                        478               504
                                                --------------    --------------
                                                         8,197             8,247
Interest income

On bank balances                                          (128)             (135)
                                                --------------    --------------
Net interest expense                                     8,069             8,112
                                                ==============    ==============




6.  Taxation

The taxation charges on income before taxation and exceptional items for the three month periods ended March 31, 1999 and March 31, 2000 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.


7.  Borrowings


                                                  December 31,
                                                          1999    March 31, 2000
                                                          L000              L000
Due in less than one year:
Senior Term Loan A                                       4,726             4,674
Senior Revolver                                         10,360             6,500
Other borrowings                                           343               514
                                                --------------    --------------
                                                        15,429            11,688
                                                ==============    ==============
Due in more than one year:
Senior Subordinated Notes                              120,921           122,685
Senior Term Loan A                                      54,728            54,893
Senior Term Loan B                                      33,723            33,865
Parent Subordinated PIK Debentures                      68,609            71,821
Other borrowings                                           255               176
                                                --------------    --------------
                                                       278,236           283,440
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Borrowings (continued)

Maturity of borrowings:
                                 Senior   Senior                                          Parent
                           Subordinated     Term      Senior Term    Senior         Subordinated       Other       Total
                                  Notes   Loan A           Loan B  Revolver       PIK Debentures  borrowings  borrowings
                                   L000     L000             L000      L000                 L000        L000        L000
Due in less than one year           ---    5,480              ---     6,500                  ---         514      12,494
Due in one to two years             ---   26,308              ---       ---                  ---         142      26,450
Due in 2 and 5 years                ---   29,756           34,908       ---                  ---          27      64,691
Due in over 5 years             127,673      ---              ---       ---               73,329           7     201,009
                             ----------   ------   --------------    ------    -----------------    --------    --------
                                127,673   61,544           34,908     6,500               73,329         690     304,644
Debt issuance costs              (4,988)  (1,977)          (1,043)      ---               (1,508)        ---      (9,516)
                             ----------   ------   --------------    ------    -----------------    --------    --------
                                122,685   59,567           33,865     6,500               71,821         690     295,128
                             ==========   ======   ==============    ======    =================    ========    ========




8.  Reconciliation of movement in shareholders' deficit


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Total recognised gains and losses for the
period                                                  (2,511)          (20,885)
Goodwill adjustments                                       ---            10,042
                                                --------------    --------------
                                                        (2,511)          (11,843)
Opening shareholders' deficit                         (221,408)         (202,459)
                                                --------------    --------------
Closing shareholders' deficit                         (223,919)        (213,302)
                                                ==============    ==============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

9.  Reconciliation of operating income to operating cash flows


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Operating income                                        11,229             7,701
Depreciation charge                                      2,851             3,000
Goodwill amortisation                                      184               248
Loss on sale of fixed assets                                33               161
Decrease in inventories                                     58                14
Increase in receivables and prepayments                 (1,885)           (3,365)
(Decrease)/increase in payables                           (382)              396
Cash receipts from exporters                             3,740               ---
Discontinued operating exceptional
provisions -- Environmental                                ---             1,000
Decrease in other provisions                            (1,945)             (928)
                                                --------------    --------------
                                                        13,883             8,227
Equity income of associates                                (11)             (197)
                                                --------------    --------------
Total operating cash inflow                             13,872             8,030
                                                ==============    ==============




10. Analysis of cash flows


                                                  Three months      Three months
                                                  to March 31,      to March 31,
                                                          1999              2000
                                                          L000              L000
Returns on investment and servicing of
finance
Net interest paid                                         (374)           (2,016)
Dividends paid to minorities                              (619)             (735)
                                                --------------    --------------
                                                          (993)           (2,751)
                                                --------------    --------------
Capital expenditure and financial investment
Purchase of property, plant and equipment               (2,050)           (3,150)
Sale of property, plant and equipment                       33                80
                                                --------------    --------------
                                                        (2,017)           (3,070)
                                                --------------    --------------
Acquisitions and disposals
Purchase of subsidiary undertakings                     (3,579)             (379)
Sale of subsidiary undertakings                          3,272               930
Acquisition provision payments                             ---               (42)
                                                --------------    --------------
                                                          (307)              509
                                                --------------    --------------
Financing
Repayment of short term debt                               ---            (3,875)
Repayment of other loans                                (3,372)             (427)
Cash subscribed by minorities                               12               ---
                                                --------------    --------------
                                                        (3,360)          (4,302)
                                                --------------    --------------


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

11. Analysis of net debt


                                                                           Debt issued
                                      At                   Acquisitions     in lieu of        Other
                            December 31,                            and       interest     non-cash        Exchange    At March 31,
                                    1999      Cash flow       disposals        payment      changes     adjustments            2000
                                    L000           L000            L000           L000         L000            L000            L000
Net cash
Cash in hand and at bank          20,150         (3,833)           (728)           ---          ---              36          15,625
                            ------------  -------------  --------------  -------------  -----------   -------------   -------------
Debt
Debt due within one year         (15,429)         4,302             ---            ---          165            (726)        (11,688)
Debt due after one year         (278,236)           ---             ---         (2,251)        (671)         (2,282)       (283,440)
                            ------------  -------------  --------------  -------------  -----------   -------------   -------------
                                (293,665)         4,302             ---         (2,251)        (506)         (3,008)       (295,128)
                            ------------  -------------  --------------  -------------  -----------   -------------   -------------
Total net debt                  (273,515)           469            (728)        (2,251)        (506)         (2,972)       (279,503)
                            ============  =============  ==============  =============  ===========   =============   =============




12. Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' equity/(deficit) which are set forth in the tables that follow.


Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and Intangible Assets. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Positive goodwill is amortised to nil in equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.


Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares to be classified as debt and not as shareholders' equity.


Pension costs - defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, costs and surpluses are similarly spread over the remaining service lives but based on prescribed actuarial assumptions, cost allocation and valuation methods which differ in certain respects from those used for U.K. GAAP.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Compensated absences

Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. U.K. GAAP does not require provision to be made.


Deferred taxation

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.


Effect of material differences between U.K. and U.S. GAAP and additional disclosures

Net income/(loss)


                                             Three months to     Three months to
                                              March 31, 1999      March 31, 2000
                                                        L000                L000
Net income/(loss) reported under U.K.
GAAP                                                   3,709             (17,884)
Goodwill amortisation                                 (2,911)             (1,521)
Covenants not to compete amortisation                 (3,152)                ---
Loss on disposal and closure of
discontinued operation                                   122                 ---
Previously recognised loss on disposal
and closure of discontinued operation                    ---              11,622
Pensions                                                 (53)                ---
Compensated absences                                     (97)                152
Deferred taxes                                           ---                 ---
Tax effect of U.S. GAAP reconciling
adjustments                                              ---                 ---
                                            ----------------    ----------------
Net loss in conformity with U.S. GAAP                 (2,382)             (7,631)
                                            ================    ================
Continuing operations                                 (1,485)             (5,483)
Discontinued operations                                 (897)             (2,148)
                                            ----------------    ----------------
Net loss in conformity with U.S. GAAP                 (2,382)             (7,631)
                                            ================    ================


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

(b) Shareholders' deficit

The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:


                                                  December 31,
                                                          1999    March 31, 2000
                                                          L000              L000
Shareholders' deficit reported under U.K.
GAAP                                                  (202,459)         (213,302)
Goodwill                                               189,992           186,712
Covenants not to compete                                   ---               ---
Redeemable preference shares                          (105,478)         (105,478)
Previously recognised loss on disposal and
closure of discontinued operation                       (4,990)              ---
Pensions                                                   996               996
Compensated absences                                      (787)             (630)
                                                --------------    --------------
Shareholders' deficit in conformity with
U.S. GAAP                                             (122,726)         (131,702)
                                                ==============    ==============



The following table reconciles shareholders' deficit under U.S. GAAP:


Shareholders' deficit at beginning of period           (94,334)         (122,726)
Issue of shares                                          1,089               ---
Net loss for the period                                (23,955)           (7,631)
Exchange adjustments                                    (5,526)           (1,345)
                                                --------------    --------------
Shareholders' deficit at end of period                (122,726)         (131,702)
                                                ==============    ==============



(c) Cash flows

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Set out below is a summary of the statements of cash flows under U.S. GAAP.


                                               Three months to   Three months to
                                                March 31, 1999    March 31, 2000
                                                          L000              L000
Net cash provided by operating activities               13,154             1,871
Net cash used in investing activities                   (2,315)           (4,157)
Net cash used in financing activities                   (4,003)             (135)
                                                --------------    --------------
                                                         6,836            (2,421)
Effect of exchange rate changes                            135                36
                                                --------------    --------------
Net increase/(decrease) in cash by
continuing operations                                    6,971            (2,385)
                                                --------------    --------------
Increase/(decrease) in cash by continuing
operations                                               6,971            (2,385)
Decrease in cash by discontinued operations               (678)           (2,140)
Cash at beginning of period                             16,772            20,150
                                                --------------    --------------
Cash at end of period                                   23,065            15,625
                                                --------------    --------------



(d) Comprehensive income

The company has adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company's comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders' deficit for the period. Comprehensive income for the three months to March 31, 1999 and the three months to March 31, 2000 is equal to the total recognised gains and losses shown on the consolidated statement of total recognised gains and losses. Accumulated other comprehensive losses were L8.8 million and L16.6 million at March 31, 1999 and March 31, 2000, respectively.


13. Subsequent events

On May 5, 2000, we received L1.3 million from the Nigerian government for invoices through January 2000 on the new inspection programme which began on September 1, 1999.

On May 11, 2000, we concluded the sale of our Bondar Clegg companies in Ghana and Mali to Scientific Services Limited for L1.0 million. Proceeds of L0.4 million were received in April 2000, L0.3 million is due by June 2000 and L0.3 million is deferred until May 2001. The effective date of sale was March 31, 2000.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

14. Issuer, guarantor and non-guarantor companies

Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or

(b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented audited consolidating financial information. The audited consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Statements of Operations
Three months to March 31, 2000
                                                    Intertek                      Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc        Guarantors     subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total group revenue                                      ---               ---           98,194            (9,382)           88,812
Operating income/(costs)                                  77               (71)         (90,696)            9,382           (81,308)
Share of operating profit in associates                  ---               ---              197               ---               197
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Operating income/(loss)                                   77               (71)           7,695               ---             7,701
Non-operating exceptional items                          ---            (5,161)          (9,907)              ---           (15,068)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Income/(loss) before interest                             77            (5,232)          (2,212)              ---            (7,367)
Net interest expense                                      25            (3,825)          (4,312)              ---            (8,112)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Income/(loss) before taxation                            102            (9,057)          (6,524)              ---           (15,479)
Taxation                                                 (31)               77           (1,837)              ---            (1,791)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Income/(loss) after taxation                              71            (8,980)          (8,361)              ---           (17,270)
Minority interests                                       ---               ---             (614)              ---              (614)
Dividends from/(to) group companies                      ---               562             (562)              ---               ---
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Net income/(loss)                                         71            (8,418)          (9,537)              ---           (17,884)
                                             ===============   ===============  ===============   ===============   ===============




Statements of Operations
Three months to March 31, 1999
                                                    Intertek                      Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc        Guarantors     subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total group revenue                                      ---               ---          102,767           (15,676)           87,091
Operating income/(costs)                                  52                 2          (91,603)           15,676           (75,873)
Share of operating profit in associates                  ---               ---               11               ---                11
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Operating income                                          52                 2           11,175               ---            11,229
Non-operating exceptional items                          ---               ---            2,244               ---             2,244
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Income before interest                                    52                 2           13,419               ---            13,473
Net interest expense                                      11            (3,707)          (4,373)              ---            (8,069)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Income/(loss) before taxation                             63            (3,705)           9,046               ---             5,404
Taxation                                                  (3)              177           (1,107)              ---              (933)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Income/(loss) after taxation                              60            (3,528)           7,939               ---             4,471
Minority interests                                       ---               ---             (762)              ---              (762)
Dividends from/(to) group companies                      ---               508             (508)              ---               ---
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Net income/(loss)                                         60            (3,020)           6,669               ---             3,709
                                             ===============   ===============  ===============   ===============   ===============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Balance Sheets
March 31, 2000
                                                    Intertek                      Non-Guarantor     Consolidation      Consolidated
                                                 Finance plc        Guarantors     subsidiaries       adjustments            totals
                                                        L000              L000             L000              L000              L000
                                             ---------------   ---------------  ---------------   ---------------   ---------------
ASSETS
Current assets
Cash                                                     ---            (4,747)          20,372               ---            15,625
Trade receivables                                        ---               ---           69,024               ---            69,024
Inventories                                              ---               ---            1,564               ---             1,564
Other current assets                                 131,052           277,587          256,811          (647,332)           18,118
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total current assets                                 131,052           272,840          347,771          (647,332)          104,331
Goodwill                                                 ---               ---           15,474               ---            15,474
Property, plant and equipment, net                       ---               ---           52,111               ---            52,111
Investments in subsidiary undertakings                   ---           332,609           75,894          (408,503)              ---
Investments                                              ---               ---              920               ---               920
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total assets                                         131,052           605,449          492,170        (1,055,835)          172,836
                                             ===============   ===============  ===============   ===============   ===============
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of
 long term borrowings)                                   ---            11,603               85               ---            11,688
Accounts payable, accrued liabilities and
 deferred income                                       6,935           235,034          477,995          (647,332)           72,632
Income taxes payable                                      44            (2,740)           8,037               ---             5,341
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total current liabilities                              6,979           243,897          486,117          (647,332)           89,661
Long term borrowings                                 123,825           161,108           (1,493)              ---           283,440
Provisions for liabilities and charges                   ---               ---            7,408               ---             7,408
Minority interests                                       ---               ---            5,629               ---             5,629
Shareholders' equity/(deficit)
Ordinary shares                                           50           107,849          203,978          (311,069)              808
Redeemable preference shares                             ---           105,478              ---               ---           105,478
Shares to be issued                                      ---             2,793              ---               ---             2,793
Premium in excess of par value                           ---            27,205            2,884           (26,454)            3,635
Accumulated earnings/(deficit)                           198           (42,881)        (212,353)          (70,980)         (326,016)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total shareholders' equity/(deficit)                     248           200,444           (5,491)         (408,503)         (213,302)
                                             ---------------   ---------------  ---------------   ---------------   ---------------
Total liabilities and shareholders'
 equity/(deficit)                                    131,052           605,449          492,170        (1,055,835)          172,836
                                             ===============   ===============  ===============   ===============   ===============


Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 1999


                                                 Intertek                        Non-Guarantor     Consolidation       Consolidated
                                              Finance plc         Guarantors      subsidiaries       adjustments             totals
                                                     L000               L000              L000              L000               L000
                                          ---------------    ---------------   ---------------   ---------------    ---------------
ASSETS
Current assets
Cash                                                  ---             (6,792)           26,942               ---             20,150
Trade receivables                                     ---                ---            70,103               ---             70,103
Inventories                                           ---                ---             2,614               ---              2,614
Other current assets                              130,297            280,446           256,458          (651,570)            15,631
Deferred taxation asset                               ---                ---               ---               ---                ---
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total current assets                              130,297            273,654           356,117          (651,570)           108,498
Goodwill                                              ---                ---            15,814               ---             15,814
Property, plant and equipment, net                    ---                ---            53,746               ---             53,746
Investments in subsidiary undertakings                ---            335,235            74,437          (409,672)               ---
Investments                                           ---                ---               503               ---                503
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total assets                                      130,297            608,889           500,617        (1,061,242)           178,561
                                          ===============    ===============   ===============   ===============    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion
 of long term borrowings)                             ---             15,555              (126)              ---             15,429
Accounts payable, accrued liabilities
 and deferred income                                7,964            229,209           483,874          (651,570)            69,477
Income taxes payable                                   13             (2,564)            7,919               ---              5,368
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total current liabilities                           7,977            242,200           491,667          (651,570)            90,274
Long term borrowings                              122,094            157,661            (1,519)              ---            278,236
Provisions for liabilities and charges                ---                ---             6,789               ---              6,789
Minority interests                                    ---                ---             5,721               ---              5,721
Shareholders' equity/(deficit)
Ordinary shares                                        50            106,633           205,187          (311,062)               808
Redeemable preference shares                          ---            105,478               ---               ---            105,478
Shares to be issued                                   ---              2,793               ---               ---              2,793
Premium in excess of par value                        ---             27,226             2,863           (26,454)             3,635
Accumulated earnings/(deficit)                        176            (33,102)         (210,091)          (72,156)          (315,173)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total shareholders' equity/(deficit)                  226            209,028            (2,041)         (409,672)          (202,459)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total liabilities and shareholders'
 equity/(deficit)                                 130,297            608,889           500,617        (1,061,242)           178,561
                                          ===============    ===============   ===============   ===============    ===============


Intertek Testing Services Limited
Notes to The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Three months to March 31, 2000


                                                 Intertek                        Non-Guarantor     Consolidation       Consolidated
                                              Finance plc         Guarantors      subsidiaries       adjustments             totals
                                                     L000               L000              L000              L000               L000
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total operating cash inflow/(outflow)                  77               (574)            8,527               ---              8,030
Returns on investments and servicing
 of finance                                         4,328             (2,892)           (4,187)              ---             (2,751)
Taxation                                              ---                (88)           (2,161)              ---             (2,249)
Capital expenditure and financial
 investment                                           ---                ---            (3,070)              ---             (3,070)
Acquisitions and disposals                            ---             (2,054)            2,563               ---                509
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Cash inflow/(outflow) before financing              4,405             (5,608)            1,672               ---                469
Financing                                          (4,405)             7,638            (7,535)              ---             (4,302)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Increase/(decrease) in cash in the
 period                                               ---              2,030            (5,863)              ---             (3,833)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Reconciliation of net cash flow to
 movement in net debt
Increase/(decrease) in cash in the
 period                                               ---              2,030            (5,863)              ---             (3,833)
Cash inflow/(outflow) from increase in
 debt                                                 ---              4,406              (104)              ---              4,302
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Change in net debt resulting from cash
 flows                                                ---              6,436            (5,967)              ---                469
Debt issued in lieu of interest
 payment                                              ---             (2,251)              ---               ---             (2,251)
Acquisitions and disposals                            ---                ---              (728)              ---               (728)
Other non-cash movements                             (145)              (200)             (161)              ---               (506)
Exchange adjustments                               (1,586)            (1,435)               49               ---             (2,972)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Movement in net debt in the period                 (1,731)             2,550            (6,807)              ---             (5,988)
Net debt at the start of the period              (122,094)          (180,008)           28,587               ---           (273,515)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Net debt at the end of the period                (123,825)          (177,458)           21,780               ---          (279,503)
                                          ===============    ===============   ===============   ===============    ===============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements


Issuer, guarantor and non-guarantor companies (continued)


Statements of Cash Flows

Three months to March 31, 1999


                                         Intertek Finance                        Non-Guarantor     Consolidation       Consolidated
                                                      plc         Guarantors      subsidiaries       adjustments             totals
                                                     L000               L000              L000              L000               L000
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Total operating cash inflow/(outflow)                  52             (2,770)           16,590               ---             13,872
Returns on investments and servicing
 of finance                                         3,677               (502)           (4,168)              ---               (993)
Taxation                                              ---                (94)             (943)              ---             (1,037)
Capital expenditure and financial
 investment                                           ---                ---            (2,017)              ---             (2,017)
Acquisitions and disposals                            ---                ---              (307)              ---               (307)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Cash inflow/(outflow) before financing              3,729             (3,366)            9,155               ---              9,518
Financing                                          (3,729)            10,023            (9,654)              ---             (3,360)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Increase/(decrease) in cash in the
 period                                               ---              6,657              (499)              ---              6,158
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Reconciliation of net cash flow to
 movement in net debt
Increase/(decrease) in cash in the
period                                                ---              6,657              (499)              ---              6,158
Cash inflow from increase in debt                     ---              2,817               584               ---              3,401
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Change in net debt resulting from cash
 flows                                                ---              9,474                85               ---              9,559
Debt issued in lieu of interest
 payment                                              ---             (1,960)              ---               ---             (1,960)
Other non-cash movements                             (144)               398              (732)              ---               (478)
Exchange adjustments                               (3,707)            (4,501)              876               ---             (7,332)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Movement in net debt in the period                 (3,851)             3,411               229               ---               (211)
Net debt at the start of the period              (116,251)          (187,050)           24,300               ---           (279,001)
                                          ---------------    ---------------   ---------------   ---------------    ---------------
Net debt at the end of the period                (120,102)          (183,639)           24,529               ---          (279,212)
                                          ===============    ===============   ===============   ===============    ===============


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Statements of Operations
Three months to March 31, 2000
                                                                                        Intertek
                                             Intertek                  Kite              Testing    Testing                  Testing
                                              Testing    Testing   Overseas       ITS   Services   Holdings      Yickson    Holdings
                                             Services   Holdings   Holdings   Holding         UK     Sweden  Enterprises      France
                                                  Ltd    USA Inc         BV   Limited    Limited         AB      Limited        EURL
                                                 L000       L000       L000      L000       L000       L000         L000       L000
                                             --------   --------   --------  --------   --------   --------     --------   --------
Revenues from continuing operations               ---        ---        ---       ---        ---        ---          ---        ---
Operating costs                                   (59)       ---         (3)      ---         (6)       ---           (2)        (1)
                                             --------   --------   --------  --------   --------   --------     --------   --------
Operating costs from continuing operations        (59)       ---         (3)      ---         (6)       ---           (2)        (1)
Non-operating exceptional items                  (837)    (4,302)       (30)        8        ---        ---          ---        ---
                                             --------   --------   --------  --------   --------   --------     --------   --------
Loss before interest                             (896)    (4,302)       (33)        8         (6)       ---           (2)        (1)
Net interest expense                           (1,932)      (302)       (80)      (35)      (825)      (457)         (56)       (29)
                                             --------   --------   --------  --------   --------   --------     --------   --------
Loss before taxation                           (2,828)    (4,604)      (113)      (27)      (831)      (457)         (58)       (30)
Taxation                                           (5)      (109)       (13)      ---        249        ---         (2)       ---
                                             --------   --------   --------  --------   --------   --------     --------   --------
Loss after taxation                            (2,833)    (4,713)      (126)      (27)      (582)      (457)         (60)       (30)
Dividends from group companies                    ---        556          6       ---        ---        ---          ---        ---
                                             --------   --------   --------  --------   --------   --------     --------   --------
Net loss                                       (2,833)    (4,157)      (120)      (27)      (582)      (457)         (60)       (30)
                                             ========   ========   ========  ========   ========   ========     ========   ========

                                               Testing
                                             Holdings     Guarantor
                                              Germany  subsidiaries
                                                 GmbH         Total
                                                 L000          L000
                                             --------      --------
Revenues from continuing operations               ---           ---
Operating costs                                   ---           (71)
                                             --------      --------
Operating costs from continuing operations        ---           (71)
Non-operating exceptional items                   ---        (5,161)
                                             --------      --------
Loss before interest                              ---        (5,232)
Net interest expense                             (109)       (3,825)
                                             --------      --------
Loss before taxation                             (109)       (9,057)
Taxation                                          (43)           77
                                             --------      --------
Loss after taxation                              (152)       (8,980)
Dividends from group companies                    ---           562
                                             --------      --------
Net loss                                         (152)       (8,418)
                                             ========      ========







Statements of Operations
Three months to March 31, 1999
                                                                                                Intertek
                                                     Intertek                  Kite              Testing    Testing
                                                      Testing    Testing   Overseas       ITS   Services   Holdings      Yickson
                                                     Services   Holdings   Holdings   Holding         UK     Sweden  Enterprises
                                                          Ltd    USA Inc         BV   Limited    Limited         AB      Limited
                                                         L000       L000       L000      L000       L000       L000         L000
                                                     --------   --------  --------   --------   --------     --------   --------
Revenues from continuing operations                       ---        ---        ---       ---        ---          ---        ---
Operating income/(costs)                                   14        ---          1       ---         (8)         ---         (4)
                                                     --------   --------   --------  --------   --------     --------   --------
Operating income/(loss) from continuing operations         14        ---          1       ---         (8)         ---         (4)
Net interest expense                                   (1,933)      (134)       (85)      ---       (817)        (533)       (39)
                                                     --------   --------   --------  --------   --------     --------   --------
Loss before taxation                                   (1,919)      (134)       (84)      ---       (825)        (533)       (43)
Taxation                                                  ---        (56)       ---       ---        245          ---        (10)
                                                     --------   --------   --------  --------   --------     --------   --------
Loss after taxation                                    (1,919)      (190)       (84)      ---       (580)        (533)       (53)
Dividends from group companies                            ---        508        ---       ---        ---          ---        ---
                                                     --------   --------   --------  --------   --------     --------   --------
Net (loss)/income                                      (1,919)       318        (84)      ---       (580)        (533)       (53)
                                                     ========   ========   ========  ========   ========     ========   ========


                                                      Testing       Testing
                                                     Holdings      Holdings     Guarantor
                                                       France       Germany  subsidiaries
                                                         EURL          GmbH         Total
                                                        L000           L000          L000
                                                     --------      --------     ---------
Revenues from continuing operations                       ---           ---          ---
Operating income/(costs)                                   (1)          ---            2
                                                     --------      --------     --------
Operating income/(loss) from continuing operations         (1)          ---            2
Net interest expense                                      (32)         (134)      (3,707)
                                                     --------      --------     --------
Loss before taxation                                      (33)         (134)      (3,705)
Taxation                                                  ---            (2)         177
                                                     --------      --------     --------
Loss after taxation                                       (33)         (136)      (3,528)
Dividends from group companies                            ---           ---          508
                                                     --------      --------     --------
Net (loss)/income                                         (33)         (136)      (3,020)
                                                     ========      ========     ========


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Balance Sheets
March 31, 2000

                                                                                                            Intertek
                                                                 Intertek                  Kite              Testing    Testing
                                                                  Testing    Testing   Overseas       ITS   Services   Holdings
                                                                 Services   Holdings   Holdings   Holding         UK     Sweden
                                                                      Ltd    USA Inc         BV   Limited    Limited         AB
                                                                     L000       L000       L000      L000       L000       L000
                                                                 --------   --------  --------   --------   --------   --------
ASSETS
Current assets
Cash                                                               (5,771)       ---         17       993        ---        ---
Other current assets                                               77,571     99,371      2,011     3,902        ---      2,036
                                                                 --------   --------   --------  --------   --------   --------
Total current assets                                               71,800     99,371      2,028     4,895        ---      2,036
Investments in subsidiary undertakings                            128,624     97,493      5,229     3,902     64,418     24,109
                                                                 --------   --------   --------  --------   --------   --------
Total assets                                                      200,424    196,864      7,257     8,797     64,418     26,145
                                                                 ========   ========   ========  ========   ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of long term borrowings)      6,500        ---        260       490      1,058        437
Accounts payable, accrued liabilities and deferred income          39,025    103,927      3,659     2,158     19,441      2,036
Income taxes (receivable)/payable                                    (743)      (830)       ---        (2)    (1,236)       ---
                                                                 --------   --------   --------  --------   --------   --------
Total current liabilities                                          44,782    103,097      3,919     2,646     19,263      2,473
Long term borrowings                                               71,821        ---      2,860     2,722     31,783     20,014
Shareholders' equity
Ordinary shares                                                       808     98,172      1,281     3,864        ---      1,786
Redeemable preference shares                                      105,478        ---        ---       ---        ---        ---
Shares to be issued                                                 2,793        ---        ---       ---        ---        ---
Premium in excess of par value                                      3,635        ---        ---       ---     22,709        ---
Accumulated (deficit)/earnings                                    (28,893)    (4,405)      (803)     (435)    (9,337)     1,872
                                                                 --------   --------   --------  --------   --------   --------
Total shareholders' equity/(deficit)                               83,821     93,767        478     3,429     13,372      3,658
                                                                 --------   --------   --------  --------   --------   --------
Total liabilities and shareholders' equity                        200,424    196,864      7,257     8,797     64,418     26,145
                                                                 ========   ========   ========  ========   ========   ========

                                                                              Testing       Testing
                                                                     Yickson Holdings      Holdings     Guarantor
                                                                 Enterprises   France       Germany  subsidiaries
                                                                     Limited     EURL          GmbH         Total
                                                                        L000     L000          L000          L000
                                                                    -------- --------      --------     ---------
ASSETS
Current assets
Cash                                                                       1       13           ---        (4,747)
Other current assets                                                  91,602      911           183       277,587
                                                                    -------- --------      --------      --------
Total current assets                                                  91,603      924           183       272,840
Investments in subsidiary undertakings                                   ---    3,296         5,538       332,609
                                                                    -------- --------      --------      --------
Total assets                                                          91,603    4,220         5,721       605,449
                                                                    ======== ========      ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of long term borrowings)         2,858      ---           ---        11,603
Accounts payable, accrued liabilities and deferred income             61,447    2,751           590       235,034
Income taxes (receivable)/payable                                         10      205          (144)       (2,740)
                                                                    -------- --------      --------      --------
Total current liabilities                                             64,315    2,956           446       243,897
Long term borrowings                                                  27,394      ---         4,514       161,108
Shareholders' equity
Ordinary shares                                                          ---      823         1,115       107,849
Redeemable preference shares                                             ---      ---           ---       105,478
Shares to be issued                                                      ---      ---           ---         2,793
Premium in excess of par value                                            51      ---           810        27,205
Accumulated (deficit)/earnings                                          (157)     441        (1,164)      (42,881)
                                                                    -------- --------      --------      --------
Total shareholders' equity/(deficit)                                    (106)   1,264           761       200,444
                                                                    -------- --------      --------      --------
Total liabilities and shareholders' equity                            91,603    4,220         5,721       605,449
                                                                    ======== ========      ========      ========


Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Balance Sheets
December 31, 1999

                                                                                                            Intertek
                                                                 Intertek                  Kite              Testing    Testing
                                                                  Testing    Testing   Overseas       ITS   Services   Holdings
                                                                 Services   Holdings   Holdings   Holding         UK     Sweden
                                                                      Ltd    USA Inc         BV   Limited    Limited         AB
                                                                     L000       L000       L000      L000       L000       L000
                                                                 --------   --------  --------   --------   --------   --------
ASSETS
Current assets
Cash                                                               (7,573)       ---          7       773        ---        ---
Other current assets                                               82,624     99,354      2,068     3,964        ---      2,036
                                                                 --------   --------   --------  --------   --------   --------
Total current assets                                               75,051     99,354      2,075     4,737        ---      2,036
Investments in subsidiary undertakings                            128,624     99,774      5,420     3,820     64,418     24,109
                                                                 --------   --------   --------  --------   --------   --------
Total assets                                                      203,675    199,128      7,495     8,557     64,418     26,145
                                                                 ========   ========   ========  ========   ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of long term borrowings)     10,360        ---        265       488      1,171        436
Accounts payable, accrued liabilities and deferred income          37,132    103,261      3,694     2,041     18,673      1,637
Income taxes (receivable)/payable                                    (743)      (868)       ---        (2)      (987)       ---
                                                                 --------   --------   --------  --------   --------   --------
Total current liabilities                                          46,749    102,393      3,959     2,527     18,857      2,073
Long term borrowings                                               68,609        ---      2,923     2,679     31,706     19,950
Shareholders' equity
Ordinary shares                                                       808     96,953      1,313     3,782        ---      1,786
Redeemable preference shares                                      105,478        ---        ---       ---        ---        ---
Shares to be issued                                                 2,793        ---        ---       ---        ---        ---
Premium in excess of par value                                      3,635        ---        ---       ---     22,709        ---
Accumulated (deficit)/earnings                                    (24,397)      (218)      (700)     (431)    (8,854)     2,336
                                                                 --------   --------   --------  --------   --------   --------
Total shareholders' equity/(deficit)                               88,317     96,735        613     3,351     13,855      4,122
                                                                 --------   --------   --------  --------   --------   --------
Total liabilities and shareholders' equity                        203,675    199,128      7,495     8,557     64,418     26,145
                                                                 ========   ========   ========  ========   ========   ========



                                                                              Testing       Testing
                                                                     Yickson Holdings      Holdings     Guarantor
                                                                 Enterprises   France       Germany  subsidiaries
                                                                     Limited     EURL          GmbH         Total
                                                                        L000    L000           L000          L000
                                                                    -------- --------      --------     ---------
ASSETS
Current assets
Cash                                                                       1      ---           ---        (6,792)
Other current assets                                                  89,442      958           ---       280,446
                                                                    -------- --------      --------      --------
Total current assets                                                  89,443      958           ---       273,654
Investments in subsidiary undertakings                                   ---    3,390         5,680       335,235
                                                                    -------- --------      --------      --------
Total assets                                                          89,443    4,348         5,680       608,889
                                                                    ======== ========      ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Borrowings (including current portion of long term borrowings)         2,835      ---           ---        15,555
Accounts payable, accrued liabilities and deferred income             59,484    2,796           491       229,209
Income taxes (receivable)/payable                                          8      221          (193)       (2,564)
                                                                    -------- --------      --------      --------
Total current liabilities                                             62,327    3,017           298       242,200
Long term borrowings                                                  27,175      ---         4,619       157,661
Shareholders' equity
Ordinary shares                                                          ---      847         1,144       106,633
Redeemable preference shares                                             ---      ---           ---       105,478
Shares to be issued                                                      ---      ---           ---         2,793
Premium in excess of par value                                            51      ---           831        27,226
Accumulated (deficit)/earnings                                          (110)     484        (1,212)      (33,102)
                                                                    -------- --------      --------      --------
Total shareholders' equity/(deficit)                                     (59)   1,331           763       209,028
                                                                    -------- --------      --------      --------
Total liabilities and shareholders' equity                            89,443    4,348         5,680       608,889
                                                                    ======== ========      ========      ========

Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Statements of Cash Flows
Three months to March 31, 2000

                                                                                                            Intertek
                                                                 Intertek                  Kite              Testing    Testing
                                                                  Testing    Testing   Overseas       ITS   Services   Holdings
                                                                 Services   Holdings   Holdings   Holding         UK     Sweden
                                                                      Ltd    USA Inc         BV   Limited    Limited         AB
                                                                     L000       L000       L000      L000       L000       L000
                                                                 --------   --------  --------   --------   --------   --------

Total operating cash outflow                                         (552)       ---         (5)       (8)        (6)       ---
Returns on investments and servicing of finance                       136     (2,710)       (17)      150       (752)      (324)
Taxation                                                               (5)       (61)       (13)      ---        ---        ---
Acquisitions and disposals                                         (1,300)      (788)        26         8        ---        ---
                                                                 --------   --------   --------  --------   --------   --------
Cash (outflow)/inflow before financing                             (1,721)    (3,559)        (9)      150       (758)      (324)
Financing                                                           3,523      3,559         20        54        758        324
                                                                 --------   --------   --------  --------   --------   --------
Increase in cash in the period                                      1,802        ---         11       204        ---        ---
                                                                 --------   --------   --------  --------   --------   --------
Reconciliation of net cash flow to movement in net debt
Increase in cash in the period                                      1,802        ---         11       204        ---        ---
Cash inflow from increase in debt                                   3,875        ---        ---       ---        531        ---
                                                                 --------   --------   --------  --------   --------   --------
Change in net debt resulting from cash flows                        5,677        ---         11       204        531        ---
Debt issued in lieu of interest payment                            (2,251)       ---        ---       ---        ---        ---
Other non-cash movements                                              (30)       ---        (12)      (10)       (72)       (66)
Exchange adjustments                                                 (946)       ---         79       (19)      (423)         1
                                                                 --------   --------   --------  --------   --------   --------
Movement in net debt in the period                                  2,450        ---         78       175         36        (65)
Net debt at the start of the period                               (86,542)       ---     (3,181)   (2,394)   (32,877)   (20,386)
                                                                 --------   --------   --------  --------   --------   --------
Net debt at the end of the period                                 (84,092)       ---     (3,103)   (2,219)   (32,841)   (20,451)
                                                                 --------   --------   --------  --------   --------   --------



                                                                              Testing       Testing
                                                                     Yickson Holdings      Holdings     Guarantor
                                                                 Enterprises   France       Germany  subsidiaries
                                                                     Limited     EURL          GmbH         Total
                                                                        L000    L000           L000          L000
                                                                    -------- --------      --------     ---------

Total operating cash outflow                                              (2)      (1)          ---          (574)
Returns on investments and servicing of finance                          698      ---           (73)       (2,892)
Taxation                                                                 ---       (9)          ---           (88)
Acquisitions and disposals                                               ---      ---           ---        (2,054)
                                                                    -------- --------      --------      --------
Cash (outflow)/inflow before financing                                   696      (10)          (73)       (5,608)
Financing                                                               (696)      23            73         7,638
                                                                    -------- --------      --------      --------
Increase in cash in the period                                           ---       13           ---         2,030
                                                                    -------- --------      --------      --------
Reconciliation of net cash flow to movement in net debt
Increase in cash in the period                                           ---       13           ---         2,030
Cash inflow from increase in debt                                        ---      ---           ---         4,406
                                                                    -------- --------      --------      --------
Change in net debt resulting from cash flows                             ---       13           ---         6,436
Debt issued in lieu of interest payment                                  ---      ---           ---        (2,251)
Other non-cash movements                                                 ---      ---           (10)         (200)
Exchange adjustments                                                    (242)     ---           115        (1,435)
                                                                    -------- --------      --------      --------
Movement in net debt in the period                                      (242)      13           105         2,550
Net debt at the start of the period                                  (30,009)     ---        (4,619)     (180,008)
                                                                    -------- --------      --------      --------
Net debt at the end of the period                                    (30,251)      13        (4,514)     (177,458)
                                                                    -------- --------      --------      --------

Intertek Testing Services Limited

Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)


Statements of Cash Flows
Three months to March 31, 1999

                                                                                                            Intertek
                                                                 Intertek                  Kite              Testing    Testing
                                                                  Testing    Testing   Overseas       ITS   Services   Holdings
                                                                 Services   Holdings   Holdings   Holding         UK     Sweden
                                                                      Ltd    USA Inc         BV   Limited    Limited         AB
                                                                     L000       L000       L000      L000       L000       L000
                                                                 --------   --------  --------   --------   --------   --------
Total operating cash (outflow)/inflow                              (2,762)       ---          5       ---         (8)       ---
Returns on investments and servicing of finance                    (2,351)       495       (107)      ---        ---        ---
Taxation                                                              ---        (56)       ---       ---        ---        ---
                                                                 --------   --------   --------  --------   --------   --------
Cash (outflow)/inflow before financing                             (5,113)       439       (102)      ---         (8)       ---
Financing                                                          11,870       (439)       ---       ---         10        ---
                                                                 --------   --------   --------  --------   --------   --------
Increase/(decrease) in cash in the period                           6,757        ---       (102)      ---          2        ---
                                                                 --------   --------   --------  --------   --------   --------
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the period                           6,757        ---       (102)      ---          2        ---
Cash inflow from increase in debt                                   2,817        ---        ---       ---        ---        ---
                                                                 --------   --------   --------  --------   --------   --------
Change in net debt resulting from cash flows                        9,574        ---       (102)      ---          2        ---
Debt issued in lieu of interest payment                            (1,960)       ---        ---       ---        ---        ---
Other non-cash movements                                              (29)       ---         (9)       (3)       401        (66)
Exchange adjustments                                               (1,911)       ---        180      (115)    (1,638)         6
                                                                 --------   --------   --------  --------   --------   --------
Movement in net debt in the period                                  5,674        ---         69      (118)    (1,235)       (60)
Net debt at the start of the period                               (80,725)       ---     (3,732)   (3,405)   (36,525)   (21,201)
                                                                 --------   --------   --------  --------   --------   --------
Net debt at the end of the period                                 (75,051)       ---     (3,663)   (3,523)   (37,760)   (21,261)
                                                                 --------   --------   --------  --------   --------   --------


                                                                             Testing       Testing
                                                                    Yickson Holdings      Holdings     Guarantor
                                                                Enterprises   France       Germany  subsidiaries
                                                                    Limited     EURL          GmbH         Total
                                                                       L000    L000           L000          L000
                                                                   -------- --------      --------     ---------
Total operating cash (outflow)/inflow                                    (2)      (3)          ---        (2,770)
Returns on investments and servicing of finance                       1,491      (30)          ---          (502)
Taxation                                                                (20)     (18)          ---           (94)
                                                                   -------- --------      --------      --------
Cash (outflow)/inflow before financing                                1,469      (51)          ---        (3,366)
Financing                                                            (1,469)      51           ---        10,023
                                                                   -------- --------      --------      --------
Increase/(decrease) in cash in the period                               ---      ---           ---         6,657
                                                                   -------- --------      --------      --------
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the period                               ---      ---           ---         6,657
Cash inflow from increase in debt                                       ---      ---           ---         2,817
                                                                   -------- --------      --------      --------
Change in net debt resulting from cash flows                            ---      ---           ---         9,474
Debt issued in lieu of interest payment                                 ---      ---           ---        (1,960)
Other non-cash movements                                                118      ---           (14)          398
Exchange adjustments                                                 (1,270)     ---           247        (4,501)
                                                                   -------- --------      --------      --------
Movement in net debt in the period                                   (1,152)     ---           233         3,411
Net debt at the start of the period                                 (36,295)     ---        (5,167)     (187,050)
                                                                   -------- --------      --------      --------
Net debt at the end of the period                                   (37,447)     ---        (4,934)     (183,639)
                                                                   -------- --------      --------      --------

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)
-------------------------------------------------------------------------------


By:    /s/ WILLIAM SPENCER
       Name:    William Spencer

       Title:   Director

       Date:    May 17, 2000